Exhibit 12.1

TREEHOUSE FOODS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine Months Ended	Year Ended
	September 30, 2015	December 31, 2014
Earnings:
Income before income taxes	$113,863	$136,570
Add (deduct):
Fixed charges	51,852	62,206
Capitalized interest, net of amortization	(145)	(48)

Earnings available for fixed charges (a)	$165,570	$198,728

Fixed charges:
Interest expense	$33,978	$42,036
Capitalized interest and tax interest	476	135
One third of rental expense (1)	17,398	20,035

Total fixed charges (b)	$51,852	$62,206

Ratio of earnings to fixed charges (a/b)	3.19	3.19

(1) Considered to be representative of interest factor in rental expense.

60